Filed by Crimson Exploration Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crimson Exploration Inc.

Commission File No.: 001-12108

Contango / Crimson Merger Overview “Enhancing the Value, Expanding the Opportunity”

Joe Romano – Chairman, President & CEO, Contango

Allan Keel – President & CEO, Crimson Exploration

Joe Grady—SVP & CFO, Crimson Exploration

Disclaimer

This press release contains forward-looking statements concerning the proposed transaction between Contango and Crimson, the expected timetable for completing the proposed transaction, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance. Forward-looking statements are all statements other than statements of historical facts, which may be identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” or the negative of such terms, or other comparable terminology. Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors that could cause actual results to differ materially include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against Contango or Crimson and others following announcement of the merger agreement; (3) the inability to complete the merger due to the failure to satisfy the conditions to the merger, including obtaining the affirmative vote of at least a majority of the votes cast by the holders of Contango’s outstanding shares of common stock entitled to vote on the approval of issuance of shares of Company common stock and at least a majority of the votes cast by the holders of Crimson’s outstanding shares of common stock entitled to vote on the adoption of the merger agreement; (4) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee and customer retention as a result of the merger; (5) the ability to recognize the benefits of the merger; (6) legislative, regulatory and economic developments; and (7) other factors described in Contango’s and Crimson’s filings with the Securities and Exchange Commission. Many of the factors that will determine the outcome of the subject matter of this filing are beyond the ability of Contango or Crimson to control or predict. Except as required by law, neither Contango nor Crimson undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Each of Contango and Crimson disclaim any responsibility for updating the information contained in this filing beyond the published date, or for changes made to this filing by wire services or Internet service providers. 1

Transaction Summary

Transaction Overview

Stock merger whereby Crimson becomes wholly-owned subsidiary of Contango

~$390 MM Transaction Value including $244 MM of Crimson debt

~$900 MM pro forma Enterprise Value

Consideration

Each Crimson share to be exchanged for 0.08288 shares of Contango Equivalent to $3.19 per Crimson share based on Contango closing price of $38.50 on April 29, 2013

Premium

8% to Crimson’s Monday April 29, 2013 closing price 11% to Crimson’s 5-day prior average 5% to Crimson’s 90-day prior average

Ownership / Board

Crimson stockholders to own 20.3% of pro forma shares

Contango Board increased to 8, including 5 Contango, 3 Crimson Joe Romano – Chairman, Allan Keel – President & CEO

Key Conditions

/ Timing

Approval of both Contango and Crimson stockholders required Customary regulatory approvals Closing expected in 3Q13

Combined Senior Management

Name / Title

Joseph J. Romano

Chairman

Allan D. Keel

President and CEO

E. Joseph Grady

SVP—CFO

Experience

Over 35 years of industry experience

Former Senior Vice President and CFO of Zilkha Energy and CFO of Texas

International and currently serves as President and CEO of Olympic Energy, which owns working interest in Contango’s Dutch and Mary Rose field

Former Vice President of Westport Resources and Vice President of Energen Resources, interim President of Woodside Energy USA and President/COO of Mariner Energy

Over 35 years of financial and operational experience

Former CFO of Texas Petrochemicals Holdings, CFO and Treasurer of Forcenergy Inc. and CFO of Pelto Oil Company

Continued prospect generation and BoD relationship With Brad Juneau and Juneau Exploration team

A Win-Win Combination

Objectives

Grow reserves and value per share

Diversify geographic base, reserves and hydrocarbon mix

Deliver predictable, impactful production and reserve growth Optimize capital structure

Strategic Combination Achieves Many of These Objectives

Transaction strongly accretive to Contango cash flow and reserves per share Over 1 Tcfe of identified prospects / resource potential Enhanced liquidity allows for accelerated development of Crimson resource plays Exposure to multiple unconventional resource positions in the prolific Woodbine, Buda, Eagle Ford, James Lime and Niobrara plays High cash flow generating GoM properties fund opportunity-rich resource inventory Liquids-focused upside portfolio Expand drilling-focused growth in both GoM and onshore focus areas Ability to allocate capital across the combined portfolio and benefit from the diversification of multiple rigs operating in several basins Enhanced size and scale will create a step-change in credit profile and allow for an opportunistic refinancing and significant reduction in debt service costs $250—300 MM capital program over next two years funded entirely through cash flow without incurring additional debt

Strategic Rationale

Strategic Fit	▪ Matches Contango's liquidity with Crimson's low-risk, operated resource upside ▪ Provides critical mass ▪ Optimizes capital structure / financial strength to accelerate development ▪ Strong combined Management and Board
Complementary Asset Base	▪ Over 1 Tcfe of resource potential in the prolific Woodbine, Eagle Ford, Buda, James Lime and Niobrara plays ▪ Strong results to-date from Crimson and offset operators in Woodbine and Buda ▪ 8 existing offshore prospects and continuation of relationship with Juneau Exploration
Geographic Diversification	▪ Diversifies Contango's proved asset base from ~90% GoM focus to ~60% GoM, ~40% Onshore ▪ Crimson's lower-risk unconventional development portfolio complements Contango's higher-potential offshore prospects
Liquids-Focused	▪ Doubles Contango's oil production and proved oil reserves ▪ Over 50% liquids upside portfolio, with existing acreage position to support decades of future growth

5

Substantial Increase in Proved Reserves and Production

Proved Reserves at 3/31/13 (Bcfe) (1) 1Q13 Production (MMcfepd) (2)

(Bcfe)

Gas NGL Oil

+59% Increase

196

154

28 13

116

62

18 36

131%

Increase

Contango Crimson PF Contango

(MMcfepd)

+56% Increase

36

21

6 10

98% Increase

Contango Crimson PF Contango

Contango statistics do not reflect any contribution from Exaro Jonah JV or Alta Duvernay

(1) Contango reserves based on William M. Cobb & Associates proved reserve report as of March 31, 2013 at SEC pricing. Crimson reserves based on Company-engineered proved reserve report as of March 31, 2013 at SEC pricing.

(2) Contango and Crimson current production is average for the quarter ended March 31, 2013. Contango net production includes only 23 days of quarterly production from the Vermilion 170 well due to mechanical issues. Workover operations are underway and production is expected to resume at its pre-shut-in rate of net 12.4 MMcfepd in mid-May 2013.

Accelerated Drilling Program

Development Strategy

Fund exploration and development with cash flow

Focus on oily areas

Advance high-return opportunities with meaningful scale

Utilize industry best practices and offset activity to de-risk undeveloped potential

Advantage of being substantially held by production; able to scale up / down as required

Estimated Capital Expenditures 2013 2014

Woodbine

51%

GoM

35%

~$130 MM

Buda

11% James

Lime

3%

Woodbine

GoM 53%

26%

$150 –

$200 MM

Buda

11%

James

Lime

10%

Source: Contango and Crimson internal estimates.

(1) Based on management guidance and current budget, subject to transaction closing date and other adjustments.

Capital Outlook (1)

2013 2014

Woodbine

Estimated Capex

GoM Buda James Lime

2 Operated Rigs

1

$65 MM ~$100 MM

1 1

~$45 MM ~$50 MM

1 1

$15 MM ~$20 MM

11

~$5 MM ~$20 MM

Total Rigs 4 5

Total Capex ~$130 MM $150—$200 M

Combined Company Areas of Operations

Proved Reserves at 3/31/13 *(Bcfe)* [(1)]


CO
2%
E. TX
1%
SE TX
16%
S. TX
18%
GoM
63%
312
Bcfe
Proved
Reserves
Oil
16%
NGL
15%
Gas
69%

1Q13 Production *(MMcfepd)* [(2)]


CO
<1%
E. TX
2%
SE TX
20%
S. TX
14%
GoM
64%
101
MMcfepd
Current
Production
Oil
16%
NGL
15%
Gas
69%


Duvernay Shale
Alta Energy JV
(minority interest)
Contango
Crimson
Jonah Field
Exaro Energy III JV
(minority interest)
Colorado
Niobrara
(10,000 net acres)
East Texas
Haynesville / James Lime
(4,800 net acres)
Tuscaloosa Marine
Shale
(24,000 net acres)
Southeast Texas
Woodbine, Eagle Ford,
Liberty County
(26,600 net acres)
Dutch / Mary Rose
Shallow Water GoM
Vermilion 170
Shallow Water GoM
South Texas
Buda, Eagle Ford, Conventional
(51,000 net acres)
Prospect Inventory
(8 Prospects)

(1) *Contango reserves based on William M. Cobb & Associates proved reserve report as of March 31, 2013 at SEC pricing. Crimson reserves based on Company-engineered proved reserve report as of March 31, 2013 at SEC pricing.*

(2) *Contango and Crimson current production is average for the quarter ended March 31, 2013. Contango net production includes only 23 days of quarterly production from the Vermilion 170 well due to mechanical issues. Workover operations are underway and production is expected to resume at its pre-shut-in rate of net 12.4 MMcfepd in mid-May 2013.*

8

Contango Asset Overview

Proved Reserves at 3/31/13 (1)

FCF PV10% Category Bcfe ($MM) ($MM)

PDP 115 $506 $387 PNP 81 306 185

Total 196 $813 $572

Reserves by Category (Bcfe) (1)

Oil

7% NGL 14%

Gas 79%

PNP 196

41% Bcfe Proved

PDP

Reserves 59%

Dutch and Mary Rose – A World Class Discovery

- 2007 Discovery

- 1 Tcf OGIP

- 150 MMcfpd Gross Prod

CIB Op Net Isopach

Other Assets

8 drill-ready GoM prospects

37% working interest in select EnCana-operated Jonah Field acreage through Exaro Energy (2)

~5% minority interest in Duvernay Shale through Alta Energy (2)

100% working interest in 24,000 net undeveloped Tuscaloosa Marine Shale (TMS) acres (LA / MS)

(1) Contango reserves based on William M. Cobb & Associates proved reserve report as of March 31, 2013 at SEC pricing. (2) Reserves not included in Contango proved reserve report data.

Crimson Asset Overview

Proved Reserves at 3/31/13 (Bcfe) (1)

ColoradoEast

6% Texas 3%

116

South Bcfe

Texas Proved

49%

Reserves

Oil

Southeast 31% Texas Gas 42%

53% NGL 16%

1Q13 Production (MMcfepd) (2)

Colorado

2% East Texas 9% South 36 Texas

40% MMcfepd 1Q13 Production

Oil

Southeast 28% Texas

Gas NGL

49% 57%

15%

Colorado & Other

6.3 Bcfe Proved Reserves

0.6 MMcfepd Avg. Daily Production

Upside: Niobrara

CO

TX

East Texas

3.9 Bcfe Proved Reserves

1.7 MMcfepd Avg. Daily Production

Upside: James Lime, Haynesville / Mid-Bossier

Southeast Texas

48.6 Bcfe Proved Reserves

19.9 MMcfepd Avg. Daily Production

Upside: Woodbine, Eagle Ford, Georgetown

South Texas

57.4 Bcfe Proved Reserves

14.0 MMcfepd Avg. Daily Production

Upside: Eagle Ford, Buda

(1) Crimson reserves based on Company-engineered proved reserve report as of March 31, 2013 at SEC pricing. (2) Crimson average 1Q13 production.

Complementary Asset Bases

Asset Comparison

Contango Crimson Offshore Onshore Parameter Conventional Unconventional

Geologic Risk Yes Limited

Time to First Years Months Production

Payback Years Months Flexibility Limited Significant Expandability Limited Substantial Impact High / Sporadic Lower / Consistent

Crimson Identified Resources (1)

Bcfe

1,200 1,000 800 600 400 200 0

Unproved PUD

1.1 Tcfe / 190 MMBoe of Potential

Conv / Other

Woodbine

Eagle Ford

Colorado

James Lime

Buda

Total

(1) Crimson reserves based on Company-engineered proved reserve report as of March 31, 2013 at SEC pricing. Crimson unproved reserves based on internal estimates, excludes unproved resource potential of approximately 272 Bcfe in the Haynesville/Mid-Bossier formations not economical in the current price environment. See appendix for “Hydrocarbon Quantities and Drilling Locations.”

Crimson Woodbine Area



Madison County
Grace Hall #1H
IP: 1,080 Boepd
Grace Hall C (Allocation) Unit #1H
Drilling
Mosley B #1H
1,143 Boepd
Mosley #1H
IP: 1,203 Boepd
Nevill-Mosley #1H
IP: 1,164 Boepd
WAC Gatlin #1H
IP: 1,370 Boepd
WAC Pavelock #1H
IP: 1,808 Boepd
Payne #1H
IP: 1,332 Boepd
Payne B #1H
Waiting on Completion
Vick Tr #1H
IP: 383 Boepd
Yates #1H
IP: 472 Boepd
Stuckey-UpChurch #1H
Spud June 2013
Covington-UpChurch #1H
6,900 Mcfepd (Toe only)
Grimes County



TX
CXPO Areas of Operation
Houston, TX

12

Crimson Buda /Eagle Ford Area

Zavala

I. & G.N.R.R. CO. I. & G

I. BUTLER 1303

A. B37 . & M. I. & G.N.R.R. CO. A. B. & M. 310

59 -6298 -6269

J. MCAFEE 854 -6313 A. MANCHACA 522 I. & G.N.R.R. CO.

-6231 300

. I. & G.N.R.R. CO. I. & G.N.R.R. CO.

325 330 I. & G.N.

RILEY Heitz #3H

BYRD 1H

Cum: 201 MBo Last Mo. Avg: 723 Bopd

I. & G.N.R.R. CO. I. & G.N.R.R. CO. I. & G.N.

Zavala Hughes

. I. & G.N.R.R. CO. Horiz Buda I. & G.N.R.R. CO. I. & G.N.R.R. CO. I. & G.N.R.R. CO. I. & G.N.R.R. CO.

316 I. & G.N.R.R. CO. I. & G.N.R.R. CO.

325 330 335 I. & G.N.R.R. CO. I. & G.N.R.R. CO.

340 345 350 I. & G.N.R.R. CO. I. & G.N.R.R. CO.

355 360 1 365 MBO+ 10 397 MMCF I. & G.N. 374 R.R. CO. I. & G.N.R.R. CO.

Heitz #3H 379

RILEY BYRD

1H Cum: 201 MBo

Last Mo. Avg: 723 Bopd -6312

. Spud -6447

I. & G.N.R.R. CO. I. & G.N.R.R. CO.

I. & G.N.R.R. CO. I. & G.N.R.R. CO. I. & G.N.R.R. CO.

311 I. & G.N.R.R. CO. I. & G.N.R.R. CO.

326 329 336 I. & G.N.R.R. CO. I. & G.N.R.R. CO.

339 346 349 I. & G.N.R.R. CO. I. & G.N.R.R. CO. I. & G.N.R.R. CO.

356 359 I. & G.N.R.R. CO.

11/9/12 366 ML 368 Show 373

380

Spud THOMPSON L 1012H

2/4/13

Permit -6499

I. & G.N.R.R. CO. I. & G.N.R.R. CO. I. & G.N.R.R. CO. ML Show -6350I. & G.N.R.R. CO. I. & G.N.R.R. CO.

310 327 328 Heitz I. & G.N.R.R. #2H CO. I. & G.N.R.R. CO.

337 338 347 348 I. & G.N. 357 R.R. CO. . . . . . C . I. & G.N.R.R. CO. I. & G.N.R.R. CO. I. & G.N.R.R. CO. I. & G.N.R.R. CO. -6298 358 367 369 372 381

Cum: 170 MBo Oryx Last Mo. Avg: 394 Bopd Vertical Buda

-6404

-6313 3 MBO+ 16 MMCF

I. & G.N.R.R. CO. I. & G.N.R.R. CO. I. & G.N.R. . #2 I. & G.N.R.R. CO

300 301 302 #5H O.

303 I. & G.N.R.R. CO. I. & G.N.R.R. CO.

#3H I. & G.N.R.R. CO. I. & G.N.R.R. CO.

307 I. & G.N.R.R. CO. I. & G.N.R.R. CO. 308 309 370 371 382

HUGHES HEITZ -6586

1H Spud L

THOMPSON 1023HR

I. & G.N.R.R. CO. I. & G.N.R.R. CO. -6578

I. & G.N.R.R. CO. No Show 1133 852 851 1138 G.N.R.R. CO. 9/24/12 I. & G.N.R.R. CO. I. & G.N.R.R. CO.

850 I. & G.N.R.R. CO. I. & G.N.R.R. CO.

844 845 I. & G.N.R.R. CO. I. & G.N.R.R. CO.

846 843 1135 1136 I. & G.N.R.R. CO.

CRIMSON 1137 BEELER 1H

I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO.

182 198 199 I.&G.N. 216 RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO.

217 243 I.&G.N. 242 RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO.

Heitz #5H 245 244 I.&G.N.RR.CO. STATE 286 -6697 289 291 TATE

Spud Cum: 100 MBo

CHESAPEAKE HATCH

2/16/13 Last Mo. Avg: 597 Bopd Royal 1H

Beeler I.&G.N. 181 RR. CO. #2H I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO.

184 197 200 215 I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G. Vertical N.RR.CO. Buda

218 240 241 246 I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO.

Drilling 1 MBO+ 10 MMCF 247 287 288 Spud TEXAS

JONES R. NIGGLI 1116

102H RILEY 12/17/12 BAGGETT 7H

Sage Mills #2H -6634

I.&G.N. 180 RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO. 185 I.&G.N.RR.CO. 278 196 201 219 I.&G.N.RR.CO. I.&G.N.RR.CO.

214 239 238

889 Bopd + 650 Mcfpd I.&G.N. 248 RR.CO. S.C. CASE

Sage Mills #1H 1070

J. POITEVENT I.&G.N.RR.CO.

959 Bopd + 541 Mcfpd 646 276

I.&G.

I.&G.N.RR.CO. CHESAPEAKE I.&G.N.RR.CO. 179 I.&G.N. 186 RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO. ANDERSON-STONE 1010 195 202 213 Buda Wells J. HALL CHESAPEAKE M 5H

1100 ANDERSON-STONE

C. DUNBAR M 2H

Type Log Legacy Control 1078

ANDERSON CHESAPEAKE -STONE

I 1H I.&G.N.RR.CO. -6444 J. HALL

Dimmit 1097 277 I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO. I.&G.N.RR.CO.

178 187 I.&G.N.RR.CO. I.&G.N.RR.CO.

194 203 212 221 I.&G.N. 235 RR.CO. BEATY&SEALE&FORWOOD J. POITEVENT 30

CHESAPEAKE 645 I.&G.N. 282 RR.CO.

STRAIT 1H I.&G.N.RR.CO. ANDERSON CHESAPEAKE -STONE

CHESAPEAKE CHESAPEAKE 234 F 2H G.C.&S.F.RR. VOLTZ JBGS CHESAPEAKE ZIENTEK 1320

CXPO Areas of Operation Houston, TX

Financial Highlights

Over 25% accretive to Contango 2013E cash flow per share

Combined company will have strong liquidity position to develop Crimson resource plays

Strong credit profile

Repay Crimson second lien at closing, with cash on hand and revolver capacity

Estimated $15 MM savings in annual debt service costs

Significant revolver availability at closing, after second lien repayment

~$190 MM LTM EBITDAX, pro forma

Combined company maintains conservative credit and leverage metrics

Net Debt to Book Capitalization ratio below 25%

Net Debt to LTM EBITDAX below 1.0x

Net Debt to pro forma proved developed reserves below $1.00 per Mcfe

Combined estimated capital program of $250-300 MM over the next two years

Funded by cash flow

Pro Forma Balance Sheet Strength to Grow

Pro Forma Financial Strategy

Repay revolver debt with cash

Increase borrowing base to $250 MM, or more

Refinance second lien debt with first lien

Annual interest expense reduction from $21 MM to ~$6 MM

As of December 31, 2012

$ in millions

Balance Sheet Data Cash Senior Debt (1) Second Lien Debt Total Stockholders’ Equity Total Capitalization

Credit Statistics:

Net Debt / Book Capitalization

Net Debt / Proved Reserves ($ / Mcfe) (2)

Net Debt / Proved Developed Reserves ($ / Mcfe) (2) Net Debt / Current Production ($ / Mcfepd) (3) Net Debt / LTM EBITDAX (x)

Contango Standalone

$79 —404 $404

Crimson Standalone

$ -69 175 80 $324

75% $2.09 $3.83 $6,719 3.0x

Contango Pro Forma

$ -174 -544 $718

24% $0.54 $0.65 $1,720 0.9x

(1) Principal amount excluding unamortized debt discount.

(2) Contango reserves based on William M. Cobb & Associates year-end 2012 proved reserve report at SEC pricing. Crimson reserves based on NSAI SEC year-end 2012 reserve report at SEC pricing. (3) Contango and Crimson current production is average for the quarter ended March 31, 2013.

Conservative Pro Forma Debt Profile

Net Debt / Proved Reserves ($ / Mcfe)

$2.00

$1.50

$1.00 $0.50

$0.00

PF Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Contango

$0.54 $0.60

$1.00 $0.82

$1.35 $1.48

$1.70 $1.52 $1.53

Net Debt / PD Reserves ($ / Mcfe)

$4.00

$3.00

$2.00 $1.00

$0.00

PF Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Contango

$1.33

$0.65

$2.33 $1.95 $1.98

$2.79 $2.90 $2.36

$3.58

Net Debt / Current Production ($ / Mcfepd)

$12,000 $9,000 $6,000 $3,000 $0

PF Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Contango

$2,260 $2,508 1,720

$4,766 $3,833 $4,176

$7,895 $6,310 $6,437

Net Debt / LTM EBITDAX (x)

4.0x 3.0x 2.0x 1.0x 0

PF Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Contango

1.3x 1.0x 0.9x

2.0x 1.7x

2.7x 2.4x

3.1x 3.1x

Note: Peers include, CRK, CRZO, EPL, EXXI, GDP, SFY, SGY and WTI. Principal debt amount excludes unamortized debt discount.

Conclusions

Strategic Fit	▪ Matches Contango's liquidity with Crimson's low-risk, operated resource upside ▪ Provides critical mass ▪ Optimizes capital structure / financial strength to accelerate development ▪ Strong combined Management and Board
Complementary Asset Base	▪ Over 1 Tcfe of resource potential in the prolific Woodbine, Eagle Ford, Buda, James Lime and Niobrara ▪ Strong results to-date from Crimson and offset operators in Woodbine and Buda ▪ 8 existing offshore prospects and continuation of relationship with Juneau Exploration
Geographic Diversification	▪ Diversifies Contango's proved asset base from ~90% GoM focus to ~60% GoM, ~40% Onshore ▪ Crimson's lower-risk unconventional development portfolio complements Contango's higher-potential offshore prospects
Liquids-Focused	▪ Doubles Contango's oil production and proved oil reserves ▪ Over 50% liquids upside portfolio, with existing acreage position to support decades of future growth

17

Appendix

Crimson Drilling Inventory

Unproved Resource Potential

Locations(MMBoe) NPV10% ($MM)% Oil Capex ($MM)

First Tier Opportunities

Force (Woodbine) 30 7.4 $203 94% $210

Iola / Grimes (Woodbine) 60 24.3 212 40% 280

Booth-Tortuga Area (Buda) 20 1.8 82 95% 34

Zavala / Dimmit (Eagle Ford) – 160 Acre Spacing 84 13.8 248 92% 294

James Lime (East Texas) 57 19.0 186 58% 228

Karnes County (Eagle Ford) – Infill 9 1.5 20 94% 61

Subtotal First Tier Opportunities 260 67.7 $952 66% $1,107

Second Tier Opportunities

Chalktown (Woodbine) 47 11.4 $133 70% 223

Madison County (Eagle Ford) 216 46.2 508 95% 1,076

Madison County (Georgetown) 112 22.1 248 95% 558

Zavala / Dimmit (Eagle Ford) – Infill to 80 Acres 87 14.3 192 92% 305

Conventional Gas / Other 141 17.4 71 14% 279

Pawnee (Eagle Ford) 33 4.1 23—56

Colorado (Niobrara / DJ Sands) 178 6.8 39 57% 126

Subtotal Second Tier Opportunities 814 122.3 $1,214 76% $2,623

Total 1,074 190 $2,166 55% $3,730

Note: Crimson unproved reserves based on internal estimates, excludes unproved resource potential of approximately 272 Bcfe in the Haynesville/Mid-Bossier formations not economical in the current price environment. See “Hydrocarbon Quantities and Drilling Locations.”

Contango FY 2Q13 Results

Condensed Consolidated Balance Sheet

(unaudited)

Assets Dec. 31, Jun . 30,

$MM 2012 2012

Cash and Equivalents $79.5 $130.0

Other Current Assets 54.1 45.2

Net PP&E 380.0 396.3

Long Term Assets 47.6 53.1

Total Assets $561. 1 $624. 7

Liabilities & Equity

Current Liabilities $32.7 $34.3

Long Term Liabilities 124.5 126.0

Total Liabilities 157.2 160.3

Shareholders Equity 403.9 464.3

Total Liabilities and Equity $ 561 . 1 $ 624 . 7

Note: Numbers may not foot due to rounding.

Contango FY 2Q13 Results

Consolidated Statement of Operations

(unaudited)

3 Months Ended 6 Months Ended

$ MM except per share figures Dec. 31, 2012 Dec. 31, 2011 Dec. 31, 2012 Dec. 31, 2011

Total Operating Revenues $34.9 $53.9 $64.7 $98.1

Operating Expenses

Operating Expenses $5.0 $7.0 $11.4 $12.9

Exploration Expenses 6.6 0.0 51.6 0.1

Depreciation, Depletion and Amortization 10.8 13.5 20.3 24.5

Impairment and Abandonment of Oil and Gas Properties 5.7—14.1 -

General and Administrative 2.8 2.3 5.4 4.6

Total Expenses $30.9 $22.9 $102.9 $42.0

Other Income (Expense) 0.2(0.1) 0.3(0.1)

Net Income from Continuing Operations before Income Taxes 4.3 31.0(37.8) 56.0

Provision for Income Taxes(1.6)(11.4) 12.9(20.8)

Income from Continuing Operations $2.6 $19.6($24.9) $35.2

Discontinued Operations, Net of Income Taxes -(0.1) -(0.8)

Net Income Attributable to Common Stock $2.6 $19.5($24.9) $34.4

Weighted Average Basic and Diluted Shares Outstanding (MM) 15.2 15.4 15.2 15.5

Net Gain / (Loss) per Basic and Diluted Share $0.17 $1.27($1.64) $2.22

Note: Numbers may not foot due to rounding.

Crimson 2012 Results

Condensed Consolidated Balance Sheet

Assets December 31,

$MM 2012 2011

Cash and Equivalents —

Other Current Assets $24.8 $21.1

Net PP&E 300.8 396.8

Long Term Assets 43.0 18.5

Total Assets $368. 6 $436. 3

Liabilities & Equity

Current Liabilities $38.7 $67.1

Long Term Liabilities 250.1 199.7

Total Liabilities 288.8 266.8

Shareholders Equity 79.8 169.5

Total Liabilities and Equity $ 368 . 6 $ 436 . 3

Note: Numbers may not foot due to rounding.

Crimson 2012 Results

Consolidated Statement of Operations

$ MM except per share figures Dec. 31, 2012 Dec. 31, 2011 Dec. 31, 2010

Operating Revenues

Crude Oil Sales $78.6 $36.8 $22.0

Natural Gas Sales 26.5 56.7 59.9

Natural Gas Liquids Sales 10.9 20.2 14.0

Total Operating Revenues $115.9 $113.6 $95.9

Operating Expenses

Lease Operating Expenses $15.3 $13.3 $15.0

Production and Ad Valorem Taxes 2.5 6.7 6.1

Exploration Expenses 0.3 1.0 1.0

Depreciation, Depletion and Amortization 58.8 56.9 45.0

Impairment and Abandonment of Oil and Gas Properties 117.9 15.0 22.3

General and Administrative 19.7 18.4 19.9

(Gain) Loss on Sale of Assets — 1.1

Total Operating Expenses 214.4 111.3 110.3

Income (Loss) from Operations($98.5) $2.3($14.3)

Other Expenses(28.3)(26.3)(33.1)

Loss Before Income Taxes(126.7)(23.9)(47.5)

Income Tax Benefit 34.7 8.1 16.6

Net Loss($92.0)($15.8)($30.8)

Weighted Average Diluted Shares Outstanding (MM) 44.1 44.8 39.4

Net Loss per Diluted Share($2.08)($0.35)($0.78)

Note: Numbers may not foot due to rounding.

Hydrocarbon Quantities and Drilling Locations

This presentation includes certain estimates of proved reserves that have not been prepared in accordance with SEC pricing guidelines. Other estimates of hydrocarbon quantities included herein may not comport with specific definitions of reserves under SEC rules and cannot be disclosed in SEC filings. The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves, which are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions (using unweighted average 12-month first day of the month prices), operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

In this presentation we have used the following terms to refer to unproved hydrocarbon quantities that the SEC rules would prohibit from inclusion in SEC filings:

"Unproved reserve or resource potential" refers to internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques. Unproved reserve or resource potential may not constitute reserves within the meaning of the Society of Petroleum Engineer's Petroleum Resource Management System or proposed SEC rules and does not include any proved reserves. Area wide unproved reserve or resource potential has been risked using a risk factor selected by management. Actual quantities that may differ substantially. Factors affecting ultimate recovery include the scope of our ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals and other factors; and actual drilling results, including geological and mechanical factors affecting recovery rates. Estimates of resource potential may change significantly as development of our resource plays provides additional data.

"EUR", or Estimated Ultimate Recovery, refers to internal estimates of per well hydrocarbon quantities that may be potentially recovered from a hypothetical future well completed as a producer in the area. These quantities do not necessarily constitute or represent reserves within the meaning of the Society of Petroleum Engineer's Petroleum Resource Management System or proposed SEC rules.

Oil and condensate resource potential is shown in Mcf equivalents based on a 6:1 Mcf/barrel conversion ratio. Liquid resource potential for other areas is converted to Mcf equivalent on 6:1 basis.

In this presentation, "potential drilling locations" represent the number of locations that we currently estimate could potentially be drilled in a particular area determined by (a) dividing the number of net acres in which we have an interest by the Company estimated well spacing requirements applicable to that area, and (b) reducing the resulting number by a risk factor based on our management's internal estimates of the risks and probabilities associated with drilling in that area. Our actual drilling activities will depend on oil and natural gas prices, the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and transportation constraints, regulatory approvals and other factors. We may not be able to drill wells on many of these locations.

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Disclaimer

In connection with the proposed transaction, Contango intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Contango and Crimson that also constitutes a prospectus of Contango. Contango and Crimson also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Contango and Crimson with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Contango’s Investor Relations department at 713.960.1901, or via email on Contango’s website or contacting Crimson’s Investor Relations department at 713.236.7571 or via email on Crimson’s website.

Contango and Crimson and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Contango’s directors and executive officers is available in Contango’s proxy statement dated October 12, 2012, for its 2012 Annual Meeting of Stockholders. Information about Crimson’s directors and executive officers is available in Crimson’s proxy statement dated April 3, 2013 for its 2013 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Contango or Crimson using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of any offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.